October 9, 2025

VIA EDGAR

Aamira Chaudhry

Amy Geddes

Division of Corporation Finance

Office of Trades & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Comment Letter to Bright Horizons Family Solutions Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

Filed February 27, 2025

File No. 001-35780

Dear Ms. Chaudhry and Ms. Geddes:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated September 29, 2025 to Bright Horizons Family Solutions Inc. (the “Company”). For ease of reference, the Staff’s comments are printed below in italics and are followed by the Company’s response in regular typeface.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 8. Financial Statements and Supplementary Data

16. Earnings Per Share, page 84

1.	Comment:

We note that for the year ended December 31, 2024, basic and diluted earnings per share were calculated using the treasury method and for the years ended December 31, 2023 and 2022, basic and diluted earnings per share were calculated using the two-class method. Please tell us why these methods were chosen for each of the years presented.

Response:

In response to the Staff’s comment, we respectfully advise that we stopped granting awards of Participating Securities (as defined below) in the first quarter of the fiscal year ended December 31, 2022, and this shift in the Company’s practice warranted a change in the methodology used to calculate earnings per share subsequent to the fiscal year ended December 31, 2023. The Company’s 2012 Omnibus Long-Term Incentive Plan, as amended and restated, allows for the issuance of equity awards, including awards of restricted stock with participating rights, which contain non-forfeitable dividend rights and participate equally with our common stock with respect to dividends issued or declared (“Participating Securities”). In accordance with ASC 260-10-45-61A, the Company used the two-class method to calculate basic and diluted earnings per share when such Participating Securities were outstanding. However, as noted above, the Company has not granted Participating Securities since the first quarter of fiscal year ended December 31, 2022 and, at this time, none are expected to be granted in the future. Our other equity awards do not contain participating dividend rights. As a result, the number of unvested shares of Participating Securities has decreased each year as the prior awards vest and the impact of Participating Securities on earnings per share was de minimis for the fiscal year ended December 31, 2024. Weighted average unvested shares of Participating Securities were 54,476 for the fiscal year ended December 31, 2024, or 0.09% of total weighted average shares outstanding, and as of March 31, 2025, there were no unvested Participating Securities outstanding. In an effort to streamline the Company’s 2024 financial statements and footnote disclosures, the Company no longer presented the two-class method for basic and diluted earnings per share, and instead, used one single class of common stock for calculating basic earnings per share and the treasury method to calculate diluted earnings per share. The reported basic earnings per share of $2.42 and diluted earnings per share of $2.40 for the fiscal year ended December 31, 2024, was the same under both methods.

18. Segment and Geographic Information, page 85

2.	Comment:

Please tell us what consideration you gave to identifying, labeling and presenting significant segment expenses separately with your tabular disclosure here of revenue, cost of services, other expenses and income from operations by reportable segment. Please refer to ASC 280-10-50-26A for further guidance.

Response:

We acknowledge the Staff’s comment regarding the identification, labeling and presentation of significant segment expenses in our tabular segment disclosure. In preparing our segment disclosure, we compiled and reviewed information regularly provided to our Chief Operating Decision Maker (CODM) that includes segment-level financial information. Based on the guidance in ASC 280-10-50-26A, we identified the segment expense data that is either directly presented in or easily computable from these reports, which includes cost of services, overhead (defined as selling, general and administrative expense on our consolidated statements of income), and amortization expense.

Of these categories, we determined that cost of services is a significant segment expense, representing 88%, 73% and 64% of total segment expense for the Full Service, Backup Care and Educational Advisory Services reportable segments, respectively, for the fiscal year ended December 31, 2024. Overhead and amortization expense are the other segment expense items that are directly presented in or are easily computable from the information provided to the CODM, representing approximately 15% and 1%, respectively, of total expense for the fiscal year ended December 31, 2024. We considered both qualitative and quantitative factors, including the percentage and dollar amount of such expenses, the relevance of the expense items to the reportable segment’s operations, and the variability in the size and components of the expense items from period to period, among other factors, and concluded that these items were not significant. We presented these expense items as other expenses in our tabular segment disclosure with the appropriate qualitative footnote disclosure explaining what was included therein. To clarify that such expense items were not considered significant, we will change our labeling of “Other expenses” in our segment disclosure to “Other Segment Items” in future filings.

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions or would like to discuss our response in this letter, please feel free to contact me at (617) 673-8125 at your earliest convenience.

Sincerely,

/s/ Elizabeth Boland

Elizabeth Boland

Chief Financial Officer

cc:	Laurie A. Cerveny, Morgan, Lewis & Bockius LLP

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